Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON FILES TO DEREGISTER FROM THE SEC IN THE USA
AND CHANGES ITS FISCAL YEAR END

Farallon Resources Ltd. (TSX: FAN) (“Farallon” or the “Company”) announces that it has filed today a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") with the intention of voluntarily terminating the registration of its common shares under section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). Farallon expects that this termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, Farallon’s reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended. The Company’s shares will no longer be quoted in the United States on the Over-the-Counter Bulletin Board under the symbol ‘FRLLF’ once the termination of registration is effective.

Farallon will continue to comply with its Canadian continuous disclosure obligations by making filings with the applicable Canadian securities regulators via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. These continuous disclosure filings will include the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles and technical reports on its mineral properties prepared in accordance with Canadian National Instrument 43-101. Farallon’s common shares will continue to trade in Canada on the TSX under the symbol “FAN”.

Farallon is current with all reporting requirements under the Exchange Act and is not listed on any U.S. exchange. In determining to terminate the registration of its common shares under the Exchange Act, Farallon considered that administrative burdens and costs associated with being a U.S. reporting company have significantly increased in the past few years, particularly in light of SEC Sarbanes-Oxley requirements. The preparation time and costs associated with preparing U.S. filings and meeting SEC regulatory requirements are substantial, and overall the Company’s management believes that these administrative burdens and their associated costs far outweigh any benefits derived from the Company's registration with the SEC.

The Company also announces that it will change its fiscal year end to December 31, from its current fiscal year end of June 30. Farallon is making this change to align its fiscal year more closely with the industry standard and to reflect the Company’s transition from an exploration to a production company. This change will take place immediately with the six months ending December 31 2008 bridging into the new year end.

For further details on Farallon Resources Ltd., please visit the Company’s website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.